UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Seanergy Maritime Holdings Corp. (the “Company”) announced on June 30, 2026 that it plans to offer in Greece (the “Offering”) a corporate bond with a maximum aggregate nominal amount of up to €100 million, consisting of up to 100,000 bonds, each with a nominal value of €1,000 (the “Bonds”) and a term of five years. Any Bonds issued in the Offering would be admitted to trading on the Fixed Income Securities Segment of the Regulated Market operated by Euronext Athens Holding S.A.

The Bonds have not been and will not be registered under the Securities Act of 1933, as amended or the securities laws of any state of the United States, and, subject to certain exceptions, may not be offered or sold within the United States. The Offering is not directed to, and may not be accessed by, any person located in the United States. There can be no assurance that the Offering will be completed successfully and no Bonds or a lesser nominal value of Bonds may be sold in the Offering.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-280792, 333-253332, 333-238136, 333-166697 and 333-169813).

Forward-Looking Statements

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the Offering. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks arising from trade disputes between the U.S. and China, including the re-imposition of reciprocal port fees; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between the U.S. and Israel and Iran, the U.S. and Venezuela, China and Taiwan and Russia and Ukraine; risks associated with the length and severity of pandemics; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2026

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer